John Hancock Variable Insurance Trust

601 Congress Street

Boston, MA 02210-2805

March 2, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File No. 811-04146
Preliminary Proxy Statement on Schedule 14A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on February 3, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934 (the “Proxy Statement”) relating to a meeting of shareholders of Money Market Trust, a series of the Trust (the “Fund”). The Proxy Statement was filed with the SEC on January 27, 2017, accession no. 0001133228-17-000343.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Proxy Statement.

1.	Comment – Please include a specific explanation in the Proxy Statement of why the change in subadvisor is being proposed. Please also include a statement regarding whether the Fund’s investment strategies are expected to change as a result of the change in subadvisor.

Response – The Proxy Statement has been revised in response to this comment.

2.	Comment – Under the heading “Shareholder and Voting Information – Voting Procedures,” please delete the last sentence of the first paragraph as it is duplicative of the immediately preceding sentence.

Response – The Trust notes that it is soliciting proxies from the shareholders of the Fund, including John Hancock (U.S.A.) and John Hancock New York (collectively, the “Insurance Companies”), which have the right to vote upon matters that may be voted upon at a special shareholders’ meeting. The Insurance Companies will furnish the Proxy Statement to certain owners of variable contracts participating in their separate accounts and that hold shares of the Fund to be voted at the Meeting, and will solicit voting instructions from those contract owners. If timely voting instructions are received from contract owners, the Insurance Companies will vote shares of the Fund in accordance with such instructions.

The Trust notes that the referenced sentence describes how voting instructions from contract owners may be revoked, whereas the immediately preceding sentence describes how proxies held by the Insurance Companies may be revoked. As a result, the Trust submits that the sentences are not duplicative, and respectfully declines to make a change in response to this comment.

Securities and Exchange Commission

March 2, 2017

3.	Comment – Under the heading “Shareholder and Voting Information – Voting Procedures – Quorum; Definition of a Majority of Outstanding Voting Securities,” please clarify whether the references to “the affirmative vote of the holders of a majority of the shares” are intended to refer to a simple majority or a Majority of the Outstanding Voting Securities (as defined in the Proxy Statement).

Response – The Trust will revise the Proxy Statement to clarify that the references are intended to refer to a simple majority rather than a Majority of the Outstanding Voting Shares.

4.	Comment – Under the headings “Shareholder and Voting Information – Voting Procedures” and “Solicitation of Proxies and Voting Instructions,” please distinguish how the Trust treats voting instructions that are timely received but not clearly marked as opposed to voting instructions that are not timely received.

Response – The proxy statement has been revised to respond to this comment.

5.	Comment – If applicable, please explain the effect of “broker non-votes” pursuant to Item 21 of Schedule 14A.

Response – As the applicable contracts and policies are held directly by their beneficial owners, and as shares of the Fund are held exclusively by the Insurance Companies, the concept of broker non-votes is not applicable to the special meeting. As a result, the Trust respectfully declines to make a change in response to this comment.

6.	Comment – Please include a sentence above the table disclosing the subadvisory fee under the heading “Approval of New Subadvisory Agreement Between the Advisor and John Hancock Asset Management a Division of Manulife Asset Management (US) LLC (“JHAM”)” to clarify that the subadvisory fee paid to JHAM will be the same as the subadvisory fee paid to the prior subadvisor, John Hancock Asset Management a division of Manulife Asset Management (North Ameica) Limited.

Response – The Proxy Statement has been revised in response to this comment.

7.	Comment – Under the heading “Evaluation by the Board of Trustees,” please describe how the Board of Trustees considered each factor described in Item 22(c)(11)(i) of Schedule 14A. If any factors described in Item 22(c)(11)(i) were not relevant, please describe why such factor is not relevant pursuant to Instruction 2 to Item 22(c)(11).

Response – The Trust believes that its disclosure is responsive to Item 22(c)(11) of Schedule 14A. Accordingly, the Trust respectfully declines to make this change.

8.	Comment – Please provide the information included in “Appendix C – Additional Information About JHAM” within the body of the Proxy Statement as opposed to an appendix.

Response – The Trust believes that the current format of disclosing this information streamlines the disclosure in the Proxy Statement. Accordingly, the Trust respectfully declines to make this change.

Securities and Exchange Commission

March 2, 2017

9.	Comment – In Appendix C, under the heading “Payments to Affiliates,” please provide the information required by Item 22(c)(13) of Schedule 14A.

Response – The disclosure in the referenced section provides information on payments by the Fund to affiliates. During the fiscal year ended December 31, 2016, the Trust paid Rule 12b-1 fees to John Hancock Distributors LLC, but did not pay any commissions to John Hancock Distributors LLC. Therefore, no disclosure is required pursuant to Item 22(c)(13) of Schedule 14A.

10.	Comment – Please include the disclosure required by Item 23 of Schedule 14A.

Response – The Trust expects to deliver the Proxy Statement to each shareholder and contract owner of record, and as a result, no disclosure is required by Item 23 of Schedule 14A.

*        *        *

The Trust, on behalf of the Fund, intends to file a definitive Proxy Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 572-4020

Sincerely,

/s/ Harsha Pulluru
Harsha Pulluru, Assistant Secretary of the Trust

cc: Betsy Anne Seel, Assistant Secretary of the Trust